UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2020)	Previous Period (Third quarter of 2020)	Changes (%)	Year to Year Comparison (Fourth quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results	48,393	47,314	2.28	44,097	9.74
	Year-to-
	date (“YTD”) Results	186,247	137,854	—	177,407	4.98
Operating Income	Quarterly Results	3,311	3,598	(7.96)	1,581	109.46
	YTD Results	13,493	10,182	—	11,082	21.76
Profit from Continuing Operations Before Income Tax	Quarterly Results	4,421	5,183	(14.70)	(84)	TB
	YTD Results	18,770	14,349	—	11,610	61.67
Profit for the Period	Quarterly Results	3,710	3,922	(5.39)	(454)	TB
	YTD Results	15,005	11,295	—	8,607	74.33
Attributable To: Controlling Interests	Quarterly Results	3,860	3,834	0.67	(273)	TB
	YTD Results	15,044	11,184	—	8,887	69.28

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2020)	Previous Period (Third quarter of 2020)	Changes (%)	Year to Year Comparison (Fourth quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results	29,384	29,422	(0.13)	28,462	3.24
	YTD Results	117,466	88,082	—	114,213	2.85
Operating Income	Quarterly Results	2,309	2,639	(12.51)	1,176	96.36
	YTD Results	10,231	7,921	—	9,518	7.49
Profit Before Income Tax	Quarterly Results	259	2,092	(87.60)	26	897.81
	YTD Results	9,415	9,155	—	11,849	(20.55)
Profit for the Period	Quarterly Results	300	1,562	(80.80)	126	138.11
	YTD Results	7,588	7,288	—	9,799	(22.56)

3. Source of Data		Data Provider		IR, SK Telecom
		Provided for		Analysts and Investors

		Date of Provision		February 3, 2021 / 4:30 p.m. (Seoul time)
		Location		2020 Earnings Results Conference Call
		Organizing Team		IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•   The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

•   The results of operations above reflect the impact of a change in our accounting policies resulting from a new interpretation of IFRS 16, Leases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh

(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: February 3, 2021